Exhibit 99.1

Mobilicom Launches SkyHopper Tactical, Advancing Tactical Drone and Autonomous Operations Capabilities

New Wearable SDR Broadens Mobilicom’s SkyHopper Product Portfolio Based on Evolving U.S. Department of War Operational Requirements

Palo Alto, California, May 11, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced the launch of SkyHopper Tactical, a new wearable software-defined radio (“SDR”) designed to expand the Company’s tactical edge communications portfolio supporting autonomous systems. The SkyHopper Tactical launch follows Mobilicom’s March 2026 introduction of SkyHopper MultiBand, growing the Company’s family of cybersecure SDR solutions for forces operating in contested electronic warfare and complex terrain environments.

“SkyHopper Tactical further expands Mobilicom’s cybersecure autonomous systems portfolio and strengthens our positioning in tactical communications,” said Oren Elkayam, Founder and CEO of Mobilicom. “The platform was designed based on operational needs identified by the U.S. Department of War and Mobilicom’s strategic customers to support expanding drone and loitering munition mission scenarios By leveraging our Secured Autonomy™ principles and ICE cybersecurity software, SkyHopper Tactical adds another integrated communications solution Mobilicom can offer Tier-1 OEMs and defense customers, while increasing our platform content and deployment applicability across next-generation autonomous systems. We believe the platform is well-positioned to support emerging multi-operator, mesh networking, and swarm operational requirements, with initial operational evaluation deliveries expected during the third quarter of 2026.”

SkyHopper Tactical leverages Mobilicom’s existing SkyHopper networking architecture and ICE (Immunity, Cybersecurity, Encryption) software suite with support for point-to-point, multipoint, mesh, and relay topologies across distributed unmanned operations. Designed for tactical maneuver units operating in GPS-denied and congested electromagnetic environments, the platform provides multi-controller drone handoff between teams, relay-based range extension, and advanced fleet and swarm operations involving multiple operators and battlefield viewers.

Mobilicom management will showcase SkyHopper Tactical this week alongside the Company’s broader portfolio of cybersecure autonomous solutions at XPONENTIAL 2026 and Loitering Munitions USA for defense industry participants, strategic customers, and Department of War representatives.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expected benefits of the SkyHopper Tactical, including that it further expands Mobilicom’s cybersecure autonomous systems portfolio and strengthens its positioning in tactical communications, that it adds another integrated communications solution Mobilicom can offer Tier-1 OEMs and defense customers, and its belief that the platform is well-positioned to support emerging multi-operator, mesh networking, and swarm operational requirements, with initial operational evaluation deliveries expected during the third quarter of 2026. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Investor Relations

Mobilicom Ltd

Chris.donovan@mobilicom.com